U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM F-X
APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”):

CARDIOME PHARMA CORP.

B.	(1)	This is [check one]:

	☒	an original filing for the Filer.

	☐	an amended filing for the Filer.

	(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this Form is being filed:

	Name of registrant:	CARDIOME PHARMA CORP.

	Form type:	Registration Statement on Form F-10

	File Number (if known):	333-154710

	Filed by:	CARDIOME PHARMA CORP.

	Date Filed: (if filed concurrently, so indicate)	October 23, 2008 (concurrent herewith)

D.	The Filer is incorporated or organized under the laws of:

Canada

and has its principal place of business at:

6190 Agronomy Road 6th Floor Vancouver, British Columbia Canada V6T 1Z3 (800) 330 9928

E.	The Filer designates and appoints:
CT Corporation 111 Eighth Avenue New York, New York 10011 (212) 894-8940
as the agent (“the Agent”) of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

          (a)     Any investigation or administrative proceeding conducted by the Commission; and
          (b)     Any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any State or of the United States, or of any of its Territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on the date hereof or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.
F.     The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form F-10. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during such period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.
G.     The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, the securities to which the Form F-10 relates and the transactions in such securities.
          The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Vancouver, British Columbia, Canada on October 23, 2008.

CARDIOME PHARMA CORP.
By:	/s/ Curtis Sikorsky
	Name:	Curtis Sikorsky
	Title:	Chief Financial Officer

     This statement has been signed by the following person in the capacity indicated on October 23, 2008.

CT CORPORATION (Agent for Service)
By:	/s/ Mark S. Eppley
	Name:	Mark S. Eppley
	Title:	Assistant Vice-President and Secretary

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